FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Solid firm-wide performance reporting higher revenues and income year on year

•	ROE of 11.3 percent with pretax income from core businesses at highest level in six years

•	Retail had best quarter since quarterly disclosures started in year ended March 2002

•	Strongest revenue quarter in Asset Management since March 2008

•	Wholesale delivered resilient revenues despite heightened volatility in the markets

•	Robust financial position with total capital ratio of 13.8 percent and Tier 1 capital ratio of 11.9 percent under Basel 3

Tokyo, July 26, 2013—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2014.

Net revenue in the first quarter was 431.3 billion yen (US$4.3 billion)1, income before income taxes was 113.2 billion yen (US$1.1 billion), and net income attributable to Nomura Holdings shareholders was 65.9 billion yen (US$664 million).

“We had a solid first quarter with firm-wide revenues and income up year on year and pretax income from our three core business segments at the highest level in six years,” said Koji Nagai, Group Chief Executive Officer.

“Our Retail business performed better than the strong prior quarter, reporting a marked increase in sales of investment trusts and equities on the back of the market rally in Japan in April and May. Asset Management booked higher revenues and pretax income as assets under management continued to grow. In spite of the volatile market conditions, Wholesale revenues were broadly in line with the previous quarter as Equities and Investment Banking reported significant revenue gains driven by Japan-related businesses.

“We continue to lower our cost base and build up a stable earnings platform to contribute to economic growth by providing high value-added solutions as Asia’s global investment bank.”

Divisional Performance

Retail

	FY2013/14 Q1		QoQ	YoY
Net revenue	Y	166.3bn	20%	101%
Income before income taxes	Y	81.1bn	42%	6.7x

Retail reported net revenue of 166.3 billion yen, up 20 percent from last quarter. Income before income taxes grew 42 percent to 81.1 billion yen, representing the best quarter since Nomura started disclosing quarterly results in the year ended March 2002.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 99.21 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2013. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

The market rally in Japan in April and May drove robust sales of stocks and equity-related investment trusts. Total sales for the quarter reached approximately 7 trillion yen as the firm continued to deliver products tailored to client needs.

Net asset inflows during the quarter totaled 188.1 billion yen and investment trust inflows were 262.1 billion yen, demonstrating solid net inflows. Recurring revenue, a key performance indicator, stood at 13.8 billion yen, placing Nomura ahead of its plan to achieve its recurring revenue target for the year ending March 2016.

Asset Management

	FY2013/14 Q1		QoQ	YoY
Net revenue	Y	20.2bn	10%	23%
Income before income taxes	Y	6.7bn	71%	25%

Net revenue in Asset Management increased 10 percent quarter on quarter to 20.2 billion yen, marking the best quarter since March 2008 driven by dividend income and an expansion in assets under management. Income before income taxes grew 71 percent from the prior quarter to 6.7 billion yen.

Inflows into the investment trust business totaled 406 billion yen and the investment advisory business booked inflows of 349 billion yen. Net assets under management increased by 1.2 trillion yen from the end of March to 29.1 trillion yen as of the end of June.

Wholesale

	FY2013/14 Q1		QoQ	YoY
Net revenue	Y	194.6bn	–1%	60%
Income before income taxes	Y	25.2bn	–29%	N/M

Wholesale reported net revenue of 194.6 billion yen, in line with the previous quarter, while an increase in expenses due to a rise in commissions and floor brokerage from higher trading volumes and as a result of full career retirement2 related expenses led to a 29 percent sequential decline in income before income taxes to 25.2 billion yen.

In Fixed Income, EMEA and AEJ remained resilient while the US reported a slowdown mainly in Rates and Securitized Products, resulting in an overall decline in revenues of 14 percent.

Equities reported a 13 percent rise in net revenue on the back of robust performance in the cash business in Japan and the Americas, including Instinet, and an improvement in the derivatives business in EMEA and the Americas.

[2]	All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

Net revenue in Investment Banking rose 23 percent quarter on quarter and 120 percent year on year driven by robust performance in Japan-related businesses. In Japan, revenues were at the highest level in nine quarters as Nomura won ECM and DCM mandates across a wide range of sectors including a joint global coordinator role on this year’s largest IPO for Suntory Beverage & Food. Nomura maintained the number one spot in the January to June Japan-related league tables for each product. Internationally, Nomura worked on a number of high-profile transactions.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, the firm’s total capital ratio was 13.8 percent and its Tier 1 ratio was 11.9 percent under Basel 3. Nomura had total assets of 42 trillion yen and shareholders’ equity of 2.4 trillion yen. Gross leverage was 17.7 times and net leverage was 10.6 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2013 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.